SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934

                Transitional Analysis Component Technology, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   89368Y 10 4
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                                 (CUSIP Number)

                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                           Attn: Henry A. Singer, Esq.
                            Telephone (212) 735-8600

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 1999
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space    .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP
No. 89368Y 10 4                        13D

================================================================================
 1 | Names of Reporting Person
   | I.R.S. Identification No. of Above Persons
   |
   |                       Robert E. Schrader
   |
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 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   | (See Instructions)                                                 (b)  |_|
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 3 | SEC Use Only
   |
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 4 | Source of Funds (See Instructions)      PF
   |
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 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
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 6 | Citizenship or Place of Organization                 United States Citizen
   |
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                    | 7  |    Sole Voting Power
                    |    |         32,494                                 5.4%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         30,000                                 5.0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         32,494                                 5.4%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         30,000                                 5.0%
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11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               62,494
   |
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12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |X|
   | (See Instructions)
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13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     10.4%
   |
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14 | Type of Reporting Person (See Instructions)
   |                                 IN
================================================================================

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

CUSIP
No. 89368Y 10 4                        13D

================================================================================
 1 | Names of Reporting Person
   | I.R.S. Identification No. of Above Persons
   |
   |                       Deborah J Schrader
   |
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 2 | Check the Appropriate Box if a Member of a Group                   (a)  |_|
   | (See Instructions)                                                 (b)  |_|
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 3 | SEC Use Only
   |
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 4 | Source of Funds (See Instructions)     PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to ItemS 2(d) or 2(e)                                          |_|
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 6 | Citizenship or Place of Organization                 United States Citizen
   |
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                    | 7  |    Sole Voting Power
                    |    |         0
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         62,494        10.4%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         0
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         62,494        10.4%
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11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               62,494
   |
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12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares   |X|
   | (See Instructions)
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13 | Percent of Class Represented by Amount in Row (11)
   |                                                                     10.4%
   |
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14 | Type of Reporting Person (See Instructions)
   |                                 IN
================================================================================

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


ITEM 1.  Security and Issuer

         This statement constitutes the original statement on Schedule 13D filed by Robert E. Schrader ("R. E. Schrader") with the Securities and Exchange Commission (the "Schedule 13D") in connection with his ownership of shares of common stock, $0.01 par value per share (the "Common Stock"), of Transition Analysis Component Technology, Inc. (the "Company"). The Schedule 13D, dated February 19, 1999 relates to the reporting persons' acquisition of shares of Common Stock of the Company. As of the close of business on February 10, 1999,
R. E. Schrader became the owner of more than five percent (5%) of the issued and outstanding Common Stock.

         (a) Common Stock, $.01 par value per share ("Common Stock"), CUSPID No. 893688Y104

         (b)   Transitional Analysis Component Technology, Inc.
               22700 Savi Ranch Parkway
               Yorba Linda, California 92657

ITEM 2.  Identity and Background.

         R. E. Schrader has been President, Chief Executive Officer and Chairman of the Board of Directors of the Company since its incorporation in 1987. He is the husband of Deborah J. Schrader. He is the founder of Zing Technologies, Inc. ("Zing"), and has been its President, Chief Executive Officer and Chairman of the Board of Directors since its incorporation in 1969.

         Deborah J. Schrader ("D. J. Schrader") has been Secretary and Director of the Company since its incorporation in 1987. She has also been the Secretary and a Director of Zing since its incorporation in 1969. She is the wife of Robert E. Schrader.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source of funds for the acquisition of the securities was the personal funds of R. E. Schrader and D. J. Schrader. The total purchase price (excluding brokerage commissions) for the shares of Common Stock purchased by the reporting persons as described in Item 5(a) below was $487,800.

ITEM 4.  Purpose of Transaction.

         Other than the reporting persons' potential purchase of additional shares or sale of shares of Common Stock of the Company for investment purposes depending upon market conditions, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

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

ITEM 5.  Interest in Securities of Issuer.

         (a) (i) As of the close of business on February 18, 1999, R. E. Schrader may be deemed to have sole power to vote and to dispose of 32,494 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock. By virtue of a joint tenancy, R. E. Schrader may be deemed to have shared power to vote and to dispose of 30,000 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock as to which he has sole voting and dispositive power. R. E. Schrader obtained such shares by purchasing an aggregate of 44,700 shares in the over-the-counter market between February 10, 1999 and February 17, 1999. This amount includes 14,700 shares purchased for R. E. Schrader's Rollover IRA. In the aggregate, 62,494 shares owned by R. E. Schrader constitutes 10.4% of the issued and outstanding Common Stock (based on 598,734 shares of Common Stock outstanding).

               (ii) As of the close of business on February 18, 1999, and by virtue of a joint tenancy, D. J. Schrader may be deemed to have shared power to vote and to dispose of 30,000 shares of Common Stock. D. J. Schrader obtained such shares by purchasing (as a joint tenant with R. E. Schrader) an aggregate of 30,000 shares in the over-the-counter market between February 10, 1999 and February 17, 1999. In addition, D. J. Schrader may be deemed to have shared power to vote and to dispose of 17,794 shares previously purchased directly by her husband R. E. Schrader and 14,700 shares purchased for R. E. Schrader's Rollover IRA. In the aggregate, 62,494 shares beneficially held by D. J. Schrader constitutes 10.4% of the issued and outstanding Common Stock (based on 598,734 shares of Common Stock outstanding). The reporting person disclaims beneficial ownership of the securities except to the extent of her equity interest therein.

         (b)   The responses of R. E. Schrader and D. J. Schrader to Items
(7) through (11) of the portions of the cover page of this statement which relate to shares of Common Stock beneficially owned by each of them are incorporated herein by reference.

         (c) Robert M. Schrader, R. E. Schrader's son, owns 109,169 shares of Common Stock. Stacey Schrader, R. E. Schrader's daughter, owns 109,169 shares of Common Stock. The reporting persons disclaim all beneficial ownership of the securities held by Robert M. Schrader and Stacey Schrader.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

ITEM 7.  Material to be Filed as Exhibits.

         There are no exhibits included with the Schedule 13D.

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

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 18, 1999



                                              Robert E. Schrader
                                              -------------------------
                                              ROBERT E. SCHRADER



                                              Deborah J. Schrader
                                              --------------------------
                                              DEBORAH J. SCHRADER


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